AdvisorShares Trust

EXHIBIT TO ITEM 77Q(1)(e)

Amended Schedule B
Dated May 18, 2015
to the
Investment Sub-Advisory Agreement
Dated October 21, 2013
between
AdvisorShares Investments, LLC
and
The Elements Financial Group, LLC


Pursuant to Paragraph 5, the fees for each Fund, each a series of AdvisorShares Trust, shall be calculated based on the average daily net assets of the Fund, and the Adviser shall pay the Sub-Adviser monthly at the following annual rates:


Fund                              Sub-Advisory Fee
AdvisorShares YieldPro ETF               0.50%
AdvisorShares EquityPro ETF               0.50%


Agreed and Accepted:

AdvisorShares Investments, LLC

By:

  /s/ Dan Ahrens __________________
Dan Ahrens
Managing Director
By:

The Elements Financial Group, LLC


 _/s/ Nick Scalzo____________________
Nick Scalzo
Managing Member